Filed by Sysco Corporation Commission File No. 001-06544 Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: USF Holding Corp.

Transcript to 16th Annual ICR XChange Conference – January 14, 2014

Company Participants

•	William J. DeLaney

•	Robert Chris Kreidler

Other Participants

•	Karen F. Short

MANAGEMENT DISCUSSION SECTION

Karen F. Short

Good morning, everyone. My name is Karen Short from Deutsche Bank, and I’m here to introduce the management team of Sysco. Sysco is already the global leader in food service distribution. More recently, the company announced the acquisition of US Foods, the second largest distributor in the U.S. Here today, I’m pleased to introduce Bill DeLaney, President and CEO, and Chris Kreidler, EVP and CFO, to discuss this transformative acquisition in more detail at their inaugural presentation and attendance at ICR. Thank you.

William J. DeLaney

Thank you, Karen. Good morning, everybody. This is our first opportunity to present at this conference, and appreciate the opportunity to be here. We’ll talk a little bit about US, but we’ll talk a little bit about Sysco and I think there’ll be a minute or two minutes at the end for some questions and we got some breakout sessions later in the day.

I’m going to assume that we’ve got a mix of people in the room here. So I’m going to take just a minute on this early slide to talk a little bit about our industry and a little bit about Sysco and where we’re at and how we’ve performed historically. Basically our customer, in general, is an away-from-home-eating food service operator. So when you think of eating meals, and if you think of those meals being prepared and/or eaten away from home, the operator for that is our potential customer. We operate primarily in the United States and Canada. Our potential market opportunity today is about $235 billion, and while we’re the largest in our industry there are over 16,000 competitors and very different types of competitors in that space.

I think, as you look at this slide, it’s an interesting slide, Sysco was formed in 1969/1970. You can see the industry kind of took off in the 1970s and 1980s, very strong growth, and still remained very solid growth through the 1990s, and it’s plateaued out here a little bit in the new decade and obviously we’ve had our ups and downs like everyone since 2008. But I think the constant here that you’ll see is Sysco has found a way through every type of business cycle, every type of structural change in the marketplace, to grow and to grow about twice the market.

How do we do that? Well, we do that by trying to get better each and every day, both in terms of our execution and then, over time and strategically, by enhancing our capabilities. So I won’t read this slide to you, but if you look at it closely, there is a lot of change that has happened in Sysco from the early days. So as I mentioned, we started out as – Mr. Baugh was our founder. He put nine companies together. Some were frozen food companies, some were dry companies. Over time, we became a full broadline company.

We did a lot of acquisitions in our early days in that traditional space. We grew geographically in the United States, but we’ve also complemented that with product acquisitions, product-driven acquisitions. And we see that in Guest Supply on the customer side as well. You see that with European imports. SYGMA is customized distribution. That actually was not an acquisition, that was a business that we built internally back in the 1980s.

So the point of this arrow here is just to show you that over an extended period of time we have broadened our capabilities to proactively address the opportunities in the marketplace, geographically, product-wise, customer segment-wise. And we’ve done one very large strategic acquisition back in the late 1980s in our space, which really filled out the map for us. We did a similar-type acquisition in Canada, which did the same for us. We’ve also grown in Ireland. And as Karen mentioned, we’ve announced our intention to acquire US Foods hereupon closing later this year.

All right. What do we focus on strategically? And we’ve got limited time this morning, but the vision that we have for Sysco is to be our customers’ most valued and trusted business partner. How do we do that? We do that by relentless focus on trying to profoundly enrich the experience that all of our customers have with Sysco. And we’ve reached that goal with a lot of our customers, but there’s still plenty of opportunity out there.

In the marketplace and in the world that we’re in today, not only do we need to continue to cultivate and to develop our differentiating capabilities on the customer-facing side, we need to continue to be more and more efficient in everything that we do. So operational excellence is the second key point of our strategy. Certainly, innovation is something that we’ve done a lot of over the years, and it’s going to be even more and more important going forward. I’ve talked about acquisitions. And over the last three years or four years I think we’ve done a better job, and we need to do even more, putting forth stronger, more cohesive performance and talent management programs. We need to continue to develop our people.

That translates into three key areas of focus for us. And this is kind of the wheel that we work with. One is growth. And that growth needs to be profitable over time clearly, but that’s the one constant I think that you will see with Sysco. As I mentioned on that early slide, we’ve been able to grow and grow consistently and grow faster than the market. We intend to continue to do that.

There’s a lot of pressure in our industry, like there are in a lot of industries today, a lot of margin pressure. And so as we do that, we need to continue to get more productive in everything that we do, all functions of the company, all areas of the company and continue to take cost out of the system in the right way that will allow us to reinvest in our business and in our customers’ business. And certainly cash flow has become a more important area of competitive advantage and also differentiation for us and able to fund that growth over time. We’ve done a nice, very nice job with that.

We’re going through a lot of change. We certainly have talked a lot about that in the last three years, four years, five years. What’s driving that change? I would say two things, and they’re related. One is when – we expect to see growth in this industry going forward. So you saw on that early slide, that today, if you look the last 5 years, 10 years, it’s been more in that 2% to 3% range. It’s been less than that the last couple of years. So there’s a structural aspect to it where the growth has plateaued out a little bit, and we’re in a little bit of a cyclical trough here right now in terms of the business. But we expect to see growth in the industry, we expect to continue to grow faster than the industry and we expect to do that profitably.

We can’t keep doing it the same way we’ve always done it in that kind of environment. So one of our big opportunities in Sysco is to continue to put our best foot forward with our customers, but at the same time to be more consistent in our execution across our enterprise throughout all of our operating companies, and with how we work at corporate and our shared services group with our operating companies.

So minimizing that variability of execution is a big opportunity, and what you see here is our roadmap and our platform to do that. So would be driven off of an end-to-end technology platform. We’re in the midst of driving that out right now with our SAP, but it’s much, much more than that. It’s better understanding what our customers’ needs are. It’s providing easier ways for our customers to interact with Sysco and to order their products through multiple channels, bringing business solutions to them through Sysco Ventures that will help them run their business better, as well as broadening and refining our assortment and bringing more innovation to our product line in a way to be more competitive in the marketplace on the product side, but also to be more value added there. And along the way, our enterprise structure and our functionality will continue to evolve. So a lot of change. We’re about five years into that change, driven by the marketplace and also need to be more consistent in our execution.

Let’s talk for a minute here about US, I’ll get Chris up here, and frankly I going to talk about Chris. So we’ve announced the intent to merge with US Foods. We’re very, very excited about that. We think it’s going to be great for the industry. We believe it’s going to be great for our customers, and we certainly believe there’s large shareholder value in the announced transaction. Where are we in that? Specifically today, it’s been about a month, there’s two big things ahead of us before we can close. There will be a comprehensive regulatory review, and that is just beginning to take form and we don’t have a lot of details on that to share with you today.

We’ve spent the last few weeks putting together the integration team and structure. So we have a steering committee, I’ll be chairing that. We have 11 of us on the committee, John Lederer from US, their CEO, is on the committee; three of his other senior executives as well as several of our senior executives. So we’ve announced today internally to our leadership team that we have a steering committee in place and most importantly, we announced that Chris Kreidler will lead the integration work.

For those of you, who’ve been around this type of thing, this is very intense, massive set of work that we expect to take about three months to build that integration plan, so that we are ready to deploy on Day 1 once we have approval. So Chris will continue in his role as CFO. We’re in the process of building a very strong team around Chris to help him do that, both in the financial role, but also on the integration team. He’ll talk a little bit about that as well. But that’s going to be the focus of our work and focus of our approach over the next several months.

I’m not going to read this whole slide to you, but we put it in here. I talked to you about the wheel and I talked about the three areas of focus: sustainable profitable growth, mitigating and enhancing operating margin, and optimizing our cash flow. This is actually an internal document that we use with our senior team. And as you see, if you go through this, we’ve checked off the lines that we think that the US opportunity provides us in terms of the consistency of the attributes of this deal, and the potential for this deal with what we are focused on strategically.

And you’ll see a lot of check marks here. And I’ll just hit the high points. Again, very focused. Both companies are doing a lot of work on customer insights right now. Both companies are doing some pretty interesting work on channels. We think, over time, putting these two businesses together will be an even stronger business and that will enhance retention. We’ve done a nice job in recent years building our acquisition pipeline, more in the fold-in product expansion, geographic expansion side. We have struggled to do regional deals. Certainly, this deal allows us to pursue regional opportunities in a somewhat different form.

So we’re very excited about the opportunity here to grow. And as I mentioned, we think there’s a lot of shareholder value in this deal both with traditional synergies in terms of taking cost out of the system, operating cost and product cost, but really beyond that on the innovation side in terms of US is doing some interesting things on their customer-facing technology. We’re doing some nice things on the Ventures side. They’ve got a very strong product development team that we think will complement the work that we’re doing in category management, working closely with our suppliers.

So we think there’s a very strong enhancement to our value proposition as well. And certainly this deal, if nothing else, I think reminds all of us that because of the cash flow that we generate and because of the strength of our balance sheet, for the right deal and the right opportunity we’re able to step up and strategically take on big opportunities that are going to continue to present themselves in an industry that’s going through the change that we’re going through today.

So in summary for me, basically it’s pretty straightforward. On the US deal in particular, we see this in a steady-state form. Clearly there’s a lot of work to do in integration. Clearly, there will be some disruption as we go through the transition, but we’re working very well together already. We’re going to build out a very strong integration plan. We see this as giving us a great opportunity to enhance the value we provide our customers, to work more closely with our suppliers, and to continue to leverage them on the innovation side.

Our people are very excited. There’s tremendous career opportunity growth here as we put these teams together, but most important is we ask all of our people to continue to run this business very effectively in a challenging market, and as I’ve mentioned a couple times, we think both on the value-added proposition side as we move forward and better understand the capabilities of both companies and how we can leverage those, and also on the synergy side, we think there’s a lot in here for our shareholders as well.

So with that, I’m going to bring Chris up and he’ll give you a little more color. Thank you.

Robert Chris Kreidler

Good morning. I’ll echo Bill’s starting comments by thanking you guys for inviting us to this conference. It’s a nice opportunity. I’m going to focus specifically on some of the attributes to the US Foods transaction. So we announced this back on the 9th of December. Now let’s start with just the terms and the structure of the transaction. It’s approximately $8.2 billion. We’ll do about $3 billion of that in equity, which means the equity holders of US Foods are going to get about 87 million shares, about roughly 13% of the combined company. There’ll be a representative from each of the two private equity firms joining the Sysco board upon closing.

We’ll also pay about $0.5 billion dollars in cash, and then we’ll assume/refinance all of the debt, which is about $4.7 billion today. So total $8.2 billion. That represents roughly 9.9 times what US Foods’ trading EBITDA was, or EBITDA based upon their September 28 EBITDA multiple.

Synergies for the transaction are substantial. We’ve talked about at least $600 million. We’ve broken that down preliminarily into about five areas: general/administrative, product cost or cost of goods sold, warehouse and distribution productivity, selling/field productivity, and then the distribution network itself.

Now our current estimates, they’re very preliminary. They were based on what we’ll call both a bit of a bottom-up as well as a top-down approach, but generally based on public information. We didn’t have a lot of interaction with the US Foods folks prior to the announcement. We’ll obviously have a lot more time to work through these going forward and that’s the goal going forward. We’re going to refine these estimates using both their people and the knowledge of the combined team. And we actually hope to find more synergies as we get into some of the areas that we actually didn’t go deep on during the preliminary review. One example being the shared service facilities in both organizations.

Now we’re going to provide more detail around the synergies as we learn more, as we develop our numbers over the next few months. Preliminarily, high level, here’s the way we’re looking at it. These are the same five areas from the prior page. So I’ll start with the distribution network. We’ve got opportunities, both rationalizing network, delivery consolidation, routing efficiencies, field leadership teams, a lot of opportunity there on the distribution network.

You start going counterclockwise to selling/field productivity. We’ve got two different selling organizations that are somewhat different, and so leveraging around one model will give us opportunities. Combining, as Bill mentioned, the evolving e-commerce and social media opportunities that both companies are pursuing should lead to some additional opportunities.

Continuing around the circle, warehouse/distribution productivity, applying warehouse best practices, some of the steps that we’ve been doing at Sysco for years and years and years we think will benefit some of the US Foods facilities. They do some things extraordinarily well. We do some things extraordinarily well, and the whole idea of this integration is get the best of both worlds. There are some technology-driven efficiencies we’ve identified and a tremendous amount of inbound freight optimization that we’ll get through this process.

Cost of goods sold or product cost, leveraging the combined spend of the organizations, which will be substantial and then determining the best of the category management approaches. They’re on a category management strategy, we’re embarking on a category management strategy as well, putting those two together, we’ll see some synergies there. And finally, as always, there will be some general/administrative synergies through just duplicative resources that we can identify and eliminate over time, hopefully mostly through attrition.

So let’s turn now and talk a little bit about integration. Bill mentioned this. Look, to get these synergies, we’ve got to have a robust integration plan, to get the best of both companies, we have to have a robust integration plan. So as I said earlier, and I’ll start in the middle section here, synergies are substantial, about $600 million at least. We think we’ll get those over three years to four years. We think we’ll spend about $700 million to $800 million on the expense side to achieve those, again, spread out over probably the first three years.

As Bill said, we’ve announced the integration team leadership. We’re putting together the rest of the teams now actually over the next 10 days. We’ve already partnered with MacKenzie. They’ve got a tremendous amount of experience doing these large scale integrations. They’ve been involved with us since before – actually before the announcement. And I’ll show you some of the work we’ve already done here in a second. There will be an extensive regulatory review. We expect that to take 9 months to 12 months. They have not – the government has not determined which of the agencies will actually be responsible for reviewing the transaction yet. We do expect it to be a collaborative process and ultimately, we expect and we’re very confident that we will get the deal approved.

So we spent the holiday working through what we call our architecture. This is what it is. It’s a fancy word, it looks like an org structure. This is how we’re going to manage integration. Bill mentioned that there’s a steering committee. You can see that there at the top its leadership from both of the companies, that’s very important to us. He’s announced me as the integration leader, which is that next box, and then we’ll have an Integration Management Office. We’ve also announced the leadership of that team and who’s going to be on that team. We’re off and running.

We’re going to have multiple business tracks; we’ve identified four of them. We’ll have leaders that oversee the tracks, and then each of those tracks will have substantial number of business teams that really cover all of the different types of business segments that we’re in, all right. The different ways we look at our business.

We put this together in cooperation and communication constantly with US Foods’ folks. These business teams are really going to have three primary functions. Day 1 readiness. That just means as soon as this deal is approved and closed, we know how we’re going to operate coming right out of the closing transaction.

Secondly, identifying all the synergies and a game plan to go achieve them. And third, what’s the long-term organization structure look for the two companies for that business area, for that little part of the business that each of these teams is looking at.

And then across the bottom, you see some functional teams. We’re going to have some functional expertise that supports all of these teams around org design, technology and systems as we put together the two companies and how we’re going to operate technologically. Talent and staffing and then obviously culture, which is one of the most important things you have to deal with in these transactions as well.

So the architecture is designed. As I said, we’ve already started appointing the team members and we’ll have a kickoff meeting here shortly to start going deeper on the synergy and other integration work.

So in summary, and I have a little bit of time left, we believe the combination of these two great companies creates significant shareholder value. And we talked about this during the announcement; I think it bears repeating. From an earnings perspective, it’s immediately accretive once you adjust for the amortization, deal costs, intangibles, things like that.

A tremendous amount of synergies, we’re saying at least $600 million. I do hope that we will identify even more than that as we go through the integration process. Significant cash flow, $65 billion worth of sales, over $2 billion worth of cash flow at closing. And yet, the balance sheet is still going to be very, very strong at the conclusion in the closing of this transaction, leaving us the capability to do more strategic transactions if we find them or do other strategic things as we identify them.

So we think it’s a great transaction for our shareholders. We look forward to going through the integration process with both of the teams and their employees working together and look forward to closing the deal and moving on.

And I think with that, we’ll take a couple of questions in the room and then we have some breakout sessions afterwards. Thank you. Any questions? It’s really early in the morning. One over here.

Q&A

<Q>: [Inaudible] (20:40-20:45)

<A - William J. DeLaney>: The question is to give a little more color on the regulatory process. So essentially, you make contact with the government and then we’ll have some discussions with them, and then they’ll make the choice on whether the FTC or the DOJ will review the transaction. Those discussions are just beginning right now. So as Chris said, we don’t have a lot more color for you on the details.

<Q>: [Inaudible] (21:06-21:13)

<A - William J. DeLaney>: I’m sorry.

<Q>: [Inaudible] (21:13-21:20)

<A - William J. DeLaney>: Well, I think you can look at – the question is precedent for how elongated or complex a review it will be. I think there’s plenty of precedent. This is a big transaction, so I think it’s going to get plenty of attention, and as Chris said we expect to have a thorough review. We expect it to be constructive, and we expect to have a successful outcome. They’ll look at local markets. They’ll look at other issues as well, but again, we’ve done a lot of work on this and we expect to have a successful outcome. But we expect it to take several months.

Yes – I’m sorry, go ahead.

<Q>: [Inaudible] (21:55-22:06)

<A - William J. DeLaney>: The question is what’s the degree of business risk, probably for both companies, right, in terms of the elongated close. I think it cuts both ways. So we need – and we’re bringing a lot of focus to this, but certainly we’re going to stretch some people. There’s the potential for distractions at the management level, at the customer level, that type of thing. So, yeah, there’s potential for that. We’re on it in terms of understanding it. And we’re going to have to work as well within the separate organizations because it is totally business as usual for both companies. So I think anytime you have something this big, there is the potential, if you allow people to get distracted, but that’s why we’re putting together a very clear team. These leads that Chris referenced will be fulltime for the most part, and the other folks will continue to focus on running the business. Yes?

<Q>: Roughly, what percentage of the markets do you directly overlap with U.S. Foodservice and what kind of customer reactions are you getting from this transaction?

<A - William J. DeLaney>: Yeah. The question is to what extent do we overlap with US Foods in the market place, and what’s the initial wave of customer reaction. I think on the overlap, I honestly don’t know. That’s – this type of deal, we were not able to get in and see what their customer database looks like and what the extent is. So we certainly know – I’ve worked in two markets, they were very different markets. So I think the degree of overlap varies by market. We don’t think it’s overly large. In general, there’s probably a handful of markets where you see more of that than others, but the reality is that data is data that I’m not personally privy to. But we have a pretty good feel for generally what it looks like.

Customer reaction, I think, generally has been very good. We’ve been very proactive from day one getting in front of our customers. We’ve had good communication. There’s certainly some concern, some of it being fueled by people who don’t have our interests at heart, whether it’s the competition or other third parties, that type of thing. But I think customers are always interested, as they should be in terms of what it means to them. I think they would be concerned if there was going to be a lot of disruption. They want to make sure some of the benefits of the synergies and the value added proposition come their way and I’m quite confident that it will.

Now it’s going to be an elongated process. And on day one you’re not at steady state, but we have great relationships with our customers, as does US, and we need to manage that well, but I would say overall, the reaction’s been good. Yes?

<Q>: [Inaudible] (24:34-24:41)

<A - William J. DeLaney>: Yeah, I’m going to let Chris take that one for you.

<A - Robert Chris Kreidler>: That’s a good question. Actually, all the synergies that we’ve identified and we’ve put out there and that we’re talking about are cost synergies. We actually are not contemplating or at least not putting into any of our numbers yet any revenue synergies.

<A - William J. DeLaney>: Yeah, yes sir.

<Q>: [Inaudible] (25:04-25:08)

<A - William J. DeLaney>: Right.

<Q>: [Inaudible] (25:10-25:22)

<A - William J. DeLaney>: Yeah, I think – look, the way I would look at that is you need to look at what this world’s going to be over the next three years, five years, and it’s continuing to move quite quickly. So when you look at our space today, yes, we’re the two largest of the industry, but there’s 16,000 other competitors. There’s all different types of competitors, from regionals to specialty to local. There’s some new kind of non-traditional competitors in our space.

So I think from my perspective, putting these two companies together in addition to some of the scale advantages that we can provide and some of the basic service levels we provide with our people, there’s a big opportunity with technology both on the customer-facing side in terms of how they order, how they work with Sysco. There’s opportunity, I think, to leverage our Sysco Ventures in terms of how they run their business. They are doing some things in cash and carry, we need to learn about that. So I think you need to think about in terms of channels and the opportunity to make this as easy as possible for our customers to do business with the combined entity.

And for us to continue to bring good ideas and better ideas to them as well, whether it be product, business solutions that type of thing. But you need to look at it that way, and you need to look at it over three-year, five-year time period.

Karen, we’re running late, but I’ll take your question.

<Q - Karen F. Short>: I was wondering what’s the question on whether review is by the FTC versus the DOJ, like how’s that decided and what would that mean for you guys .

<A - William J. DeLaney>: So I’ll take the first regulatory question, I’m going to let Chris take the second one.

<A - Robert Chris Kreidler>: Neither of us are lawyers, actually. My understanding is there really isn’t any guidelines or rules for that. Each agency has developed certain insights into certain industries and so sometimes, one will go this way versus the other way. Other than that, we don’t really understand and don’t know who’s going to get it. We know they’re discussing and we just don’t know who’s going to be on point.

And I think we are out of time, so I’m going to get us off the stage before the hook comes out. Thank you very much.